China Petroleum & Chemical Corporation

22 Chaoyangmen North Street

Chaoyang District, Beijing, 100728

The People’s Republic of China

April 29, 2022

VIA EDGAR

Ms. Jennifer O'Brien, Staff Accountant

Ms. Kimberly Calder, Assistant Chief Accountant

Ms. Sandra Wall, Petroleum Engineer

Mr. John Hodgin, Petroleum Engineer

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Petroleum & Chemical Corporation

Form 20-F for Fiscal Year Ended December 31, 2020 (“2020 Form 20-F”)

Filed April 20, 2021 (File No. 001-15138) and Response dated January 21, 2022 (“Second Response Letter”)

Dear Ms. O'Brien, Ms. Calder, Ms. Wall and Mr. Hodgin:

We refer to the letter dated March 31, 2022 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding certain comments on the 2020 Form 20-F of China Petroleum & Chemical Corporation (together with its subsidiaries, the “Company” or “we”) filed with the Commission on April 20, 2021. Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

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Form 20-F for Fiscal Year Ended December 31, 2020

Item 3. Key Information

D. Risk Factors, page 6

1. Please revise to provide risk factor disclosure specifically addressing the designation of the energy sector as a national security interest of The People’s Republic of China. This disclosure should explain how any change in this type of designation would impact your operations, including your ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties. Also address the impact this would have on the value of your ADSs. Provide us with your proposed revisions in response to this and our other comments.

The Company respectfully submits that it has, in its annual report on Form 20-F for the fiscal year ended December 31, 2021 filed on April 28, 2022 (“2021 20-F”), revised the risk factor originally entitled “Government regulations may limit our activities and affect our business operations” to read as follows (marked against the proposed language as set forth in the Company's response to comment No. 1 in the Second Response Letter):

Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our ADSs, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgment and shareholders’ rights.

We are a joint stock limited company incorporated in China, our controlling shareholder is Sinopec Group Company, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China. Our management makes decisions with respect to our business strategies and operations in accordance with applicable laws and regulations, listing rules, and industrial policies based on procedures stipulated in our articles of association and other corporate governance documents and polices. All major corporate matters relating to our business operations are (i) submitted for the approval of our board of directors, which is required to review and approve certain operational matters, and convene general meetings of shareholders and present certain matters to the shareholders for their approval, in each case in accordance with our articles of association, (ii) approved by resolutions adopted by our board of directors and/or shareholders, as appropriate, and (iii) carried out under the supervision of our board of supervisors. Because our business strategies are formulated, and our business operations are conducted, based on and pursuant to applicable laws and regulations and industrial policies, any changes thereto that bear on our business operations will likely have an impact on our business and our results of operations.

As a major integrated petroleum and petrochemical company ~~established and~~ operating in China, ~~we are required to comply with PRC laws and regulations and are subject to the PRC government’s supervision~~ our business operations may be directly affected by new laws and regulations covering our industries that are enacted by the PRC government or the exercise of its supervisory power over our industries. The PRC government, while gradually liberalizing its regulations on entry into and operation in the petroleum and petrochemical industry and improving and developing the market-based regime – where the price of regular domestically-produced natural gas and imported pipeline natural gas is regulated, and the price of imported LNG, non-regular domestically-produced natural gas and natural gas traded via natural gas exchange is determined by the market – continues to exercise certain controls over such industry in China. These control mechanisms include granting the licenses to explore for and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined oil products, setting periodically the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission. In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reforming and improvement of pricing mechanism of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration of those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy-making, and we cannot assure you there will not be material adverse effects on our operations and profitability. The Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) currently in effect, or the Negative List, while requiring enterprises incorporated in China and operating in industries that are subject to foreign investment prohibition to obtain approval from relevant competent government authorities for their overseas securities offerings and listings, does not prohibit or impose restrictions on foreign investments in the petroleum and petrochemical industries. However, we cannot rule out the possibility that the PRC government may in the future amend and revise PRC laws and regulations in this area to advance new energy security policies. In addition, the Measures for the Security Review of Foreign Investments, which was issued by the PRC government and came into effect on January 18, 2021, provides that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Measures for the Security Review of Foreign Investments also provides that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchase of our publicly-traded ADSs by foreign investors under the said measures. Given that Sinopec Group Company, our controlling shareholder, currently holds approximately 68.85% of our outstanding shares, we do not expect any foreign investor will be able to obtain control in us by investing in our publicly-traded H shares or ADSs. Meanwhile, other than approvals and filing processes required under prevailing PRC laws and regulations, our ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties in the ordinary course of our business have not been substantively affected by the Measures for the Security Review of Foreign Investments. If the PRC government, in keeping with its national security policy, promulgates new laws and regulations in the future to regulate and restrict our ability to enter into cross-border transactions or obtain foreign investments, we may be required to make adjustments to our operating and financing plans, which may in turn affect our business operations and financial position, and have material impacts on the value of our ADSs. If, in the future, foreign investments in petroleum and/or petrochemical industries in China become prohibited or restricted, investors in our ADSs may need to seek exit for their investments in accordance with applicable laws and regulations, which may result in a significant decline in the price of our ADSs and materially and adversely affect the value of the investments made by such foreign investors.

In light of the dynamic nature of the Chinese economy and the continuing evolvement of the PRC legal system, the PRC authorities may promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general~~and may influence the implementation of our established business plans and operation strategies~~. While certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process, we cannot assure you that the rules or policies finally adopted will be in our favor. The new regulations and policies or the amendment to the current ones may at times only afford a short period for transition or adjustment, and may influence the implementation of our established business plans and operation strategies may subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely affect our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to the environment protection and carbon emission, the compliance of which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operational efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, ~~the value of our ADSs may significantly decline,~~ there may be a material change in our operations and the value of our ADSs.

Specifically, the PRC government has recently taken various legislative initiatives in the area of data security and to address market monopoly concerns. With respect to data security protection, the revised Measures for Cybersecurity Review took effect on February 15, 2022 and provides that (i) critical information infrastructures operators, or CIIOs, must evaluate potential risks that the deployment of any products and services will have on national security prior to the procurement of such products and services, and must apply for a cybersecurity review if such products and services affect or may affect national security, and “online platform operators” must apply for a cybersecurity review if any of their data processing activities affects or may affect national security, and (ii) if an “online platform operator” that is in possession of personal data of more than one million users intends to list its securities on a foreign stock exchange, it must apply for a cybersecurity review. However, the measures have not clarified if any follow-on offering of ADSs by us will be regulated as a “listing shares on a foreign stock exchange” or whether public companies already listed overseas would be subject to regular cybersecurity reviews. With respect to anti-monopoly laws and regulations, the PRC Anti-monopoly Law prohibits monopolistic activities by market participants such as the entering into monopoly agreements, the abuse of dominant market position and anti-competitive activities that have or may have an effect of eliminating or reducing competition. In addition, the National Development and Reform Commission, the State Administration of Market Regulation and the Cyberspace Administration of China, or the CAC, among others, jointly issued the Several Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy, which embodies legislative and regulatory anti-monopoly initiatives in relation to the “platform economy.” The Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy focuses on the following aspects of the platform economy: formulation and promulgation of regulations on the prohibition of unfair online anti-competitive activities; future issuance of detailed rules applicable to data processing activities conducted by online platform enterprises; the formulation of regulations on pricing; the investigation on monopoly and unfair competition activities; and the enforcement against monopolistic agreements, abuse of dominant market position and unlawful market concentration. During the reporting period of this annual report, we have not received from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities, any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters. We do not believe the abovementioned rules have any material impact on our capacity to operate our business in the ordinary course, obtain foreign investment, or maintain our listing overseas. However, we may be categorized by PRC authorities as a CIIO or an online platform operation in possession of personal data of more than one million users due to our extensive and broad business operations. In addition, given our significant market share in the PRC petroleum and petrochemical industries, we cannot rule out the possibility that the abovementioned rules, or other new rules and policies to be formulated and promulgated in relation to data security, market monopoly or other aspects of our business operation, and the enforcement thereof may impose more stringent compliance requirements on us, compel us to adjust our business plan and the way we operate our business, or otherwise have a material impact on our ability to obtain foreign investments or maintain our listing on stock exchanges in the U.S. or other foreign countries.

We are required to obtain permits and approvals for the operation of our business pursuant to applicable PRC laws, regulation and industrial policies. See “Item 4 Information of the Company ― B. Business Overview ― Regulatory Matters” for a list of material permits and approvals for our business operation. We have obtained all approvals and permits that are material for our business operations under the PRC laws and regulations, and we have not been subject to any material administrative penalties from the PRC regulatory authorities. In addition, pursuant to the Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares promulgated in 1994, which is currently in effect, as a PRC company with equity securities listed in PRC, Hong Kong and the U.S., we are required to obtain the prior approval of the China Securities Regulatory Commission (the “CSRC”) for any public offering of equity securities to foreign investors. In addition, we may be subject to legal liabilities under the PRC Securities Law if our offering or the trading of our securities overseas is deemed to "disrupt the order of PRC domestic market and harm legitimate rights and interests of PRC domestic investors". We have received from the CSRC the approval for our public offerings of equity securities in the past. We are required to continue to comply with the provisions of the PRC Securities Law and we remain subject to the supervision of the PRC regulatory authorities. However, we cannot assure you that we ~~will~~ can timely receive such approval if we wish to make any new equity offerings in the future. Pursuant to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued by the CSRC on December 24, 2021, collectively, the Overseas Listing Rules, the abovementioned Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares will be replaced upon the effectiveness of the Overseas Listing Rules. The Overseas Listing Rules provides that our overseas refinancing activities may be subject to a filing process within three business days after their completion. However, it is uncertain when and in what form will the Overseas Listing Rules be enacted. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial conditions and result of operations, ~~and~~or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that PRC authorities will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability to conduct financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

In addition, foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. While we have not been denied of our applications for foreign exchange for the payment of our dividends, we cannot rule out the possibility that such control and limitation could affect our ability to obtain foreign exchange to pay cash dividends declared on our H shares (including ADSs representing our H shares). Consequently, we cannot assure you that your investment will not be subject to foreign exchange payment risks as a result of these foreign exchange control measures. See “Risks Relating to the PRC ― Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results.” and “Item 8. Financial Information ― A. Consolidated Statements and Other Financial Information ― Dividend Distribution Policy.”

Furthermore, the primary sources of our shareholder rights are our articles of association, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. In general, the protection of shareholder’s rights and access to information granted by their respective provisions are different from those applicable to companies incorporated in the United States and other Western countries, and are constantly evolving. The legal system in China is a civil law system based on written statutes. Unlike common law systems, such legal system is a system in which decided legal cases or administrative actions may be of reference value but have less precedential value, and a court ruling or administrative finding is made primarily based on written statues currently in effect. The legal system in China also evolves rapidly, and the interpretations of laws, regulations and rules may contain inconsistencies. In addition, the judicial and administrative authorities may, within the scope of their respective discretions, enforce laws and regulations inconsistently, which may result in uncertainties with respect to the interpretation and enforcement of PRC laws and regulations. While China has become a signatory to various treaties providing for the recognition and enforcement of certain foreign judgments in general, whether a specific judgment issued by a foreign court is capable of being recognized or enforced in China is still subject to uncertainties. Therefore, our investors may be faced with risks associated with the enforcement of court judgements and shareholders rights. See “Risks Relating to the PRC ― Risks relating to enforcement of shareholder rights; Mandatory arbitration.”

2. As a company based in and with the majority of its operations in China, please revise to include a stand-alone risk factor regarding the enforceability of securities law liabilities against your officers and directors.

The Company respectfully submits that it has, in its 2021 Form 20-F, added a new risk factor titled “Certain judgments obtained against our directors and/or officers by our shareholders may not be enforceable” to read as follows:

Certain judgments obtained against our directors and/or officers by our shareholders may not be enforceable.

We are a company limited by shares incorporated under the laws of China. The majority of our directors and executive officers reside within China or Hong Kong. As a result, your ability to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise, or the procedures in relation thereto, may be subject to uncertainties. Even if you are successful in bringing an action of this kind, whether you can successfully, pursuant to the laws of the PRC or Hong Kong enforce a judgment against our directors and officers in China is uncertain.

Risks Relating to Our Business Operation

Our operations may be adversely affected by cyber-attacks or similar disruptions, page 11

3. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, including regulations issued in 2022, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company respectfully submits that it has, in its 2021 Form 20-F, revised the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above.

Risks Relating to the PRC, page 13

4. In response to comment 2 in your letter dated October 29, 2021 you proposed to place the Risk Factor subsection titled “Risks Relating to the PRC” towards the forepart of the Risk Factors section. Please include disclosure regarding the risks relating to operating and being based in China as the first item in the Risk Factors section of your annual report.

The Company respectfully submits that it has, in its 2021 Form 20-F, disclosed the section titled “Risks Relating to the PRC” as the first item in the Risk Factors section.

5. Please provide disclosure that more thoroughly addresses the nature of your relationship with the Chinese government, including as it relates to the interests of Sinopec Group Company, and the impact this could have on your corporate actions and their outcomes. This disclosure should be specific and cover the various ways the Chinese government could influence or control your operations and activities along with the different potential effects this could have on you, including as it relates to the value of your securities.

The Company respectfully submits that it has, in its 2021 Form 20-F, revised the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above.

6. We note from the response to comment 3 in your letter dated October 29, 2021 that you are required to obtain the approval of the China Securities Regulatory Commission (CSRC) for any public offering of equity securities. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your ADSs to foreign investors. In addition to the CSRC, state whether you or your subsidiaries are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

The Company respectfully submits that it has, in its 2021 Form 20-F, revised the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above, and disclosed material permissions and approvals that it or its subsidiaries are required to obtain from Chinese authorities to operate its business and to offer its ADSs to foreign investors under “Item 4 Information of the Company ― B. Business Overview ― Regulatory Matters” as follows:

To operate business in China, we and all of our PRC subsidiaries shall register with the State Administration of Market Regulation and obtain a business license with the scope of our/its business set forth therein, and obtain approvals and permits from relevant government authorities for certain specialized business activities. The table below sets forth the permits and approvals we and our PRC subsidiaries need to obtain that are material to our business.

Permits/Approvals	Underlying Business Activities	Regulatory Authorities
Exploration Permit	Exploration of crude oil and natural gas	Authorities of Geology and Mineral Resources (Ministry of Natural Resources and its counterparts)
Mining Permit	Mining, development and production of crude oil, natural gas and geothermal resources	Authorities of Geology and Mineral Resources (Ministry of Natural Resources and its counterparts)
Work Safety Permit for Non-coal Mines	Mining and production (pursuant to relevant work safety requirements) in non-coal mines	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Managements and its counterparts)
Manufacturing License for Industrial Products	Manufacture of certain industrial products	Authorities of Industrial Products Manufacture Licensing (State Administration of Market Regulation and its counterparts)
Approval for Refined Oil Retailing Business	Retailing business for Refined Oil (for petrol station)	Ministry of Commerce and its counterparts
Gas Business Permits	Gas-related business operation	Gas-regulatory and Supervision Department of Local Government (county level above)
Registration for Manufacturer of Hazardous Chemicals	Manufacture of Hazardous Chemicals	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Managements and its counterparts)
Registration for Hazardous Chemicals
Work Safety Permit for Hazardous Chemicals
Business Permits for Hazardous Chemicals	Operation of business in relation to Hazardous Chemicals (including storage thereof)	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Managements and its counterparts)
Pollution Permit	Emission of pollutant to the environment	Authorities of Environment Protection
Urban Drainage License	Emission of wasted water to urban drainage facilities	Authorities of Urban Drainage (Ministry of Water Resources and its counterparts)

7. The revised disclosure provided in response to prior comment 1 addresses the need to obtain the requisite approvals with respect to future offerings of your equity securities to foreign investors. Please revise to provide disclosure explaining how Chinese regulatory authorities could regulate, oversee, control or disallow your listing, resulting in the value of your ADSs significantly declining or becoming worthless.

The Company respectfully submits that it has, in its 2021 Form 20-F, revised the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above.

8. We note the revised disclosure provided in response to prior comment 1. Please revise to make clear whether the legal and operational risks associated with being based in or having the majority of the company’s operations in China i) could result in a material change in your operations and/or the value of your ADS or ii) could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company respectfully submits that it has, in its 2021 Form 20-F, revised the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above.

9. In addition to the above, revise your disclosure to address how recent statements and regulatory actions by China’s government, such as those related to data security or antimonopoly concerns, have or may impact the company’s ability to conduct your business, accept foreign investments, or list on a U.S. or other foreign exchange.

The Company respectfully submits that it has, in its 2021 Form 20-F, revised the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above.

10. With regard to prior comments 2 and 3, it does not appear that the revised disclosure definitively highlights i) the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors or ii) the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.

To this end, it appears you should also provide disclosure that addresses the risks to you of new rules and regulations promulgated by the Chinese government (whether enacted or proposed). For example, as the largest integrated petroleum and petrochemical company in China, address risks associated with energy security, including as it relates to the risks of new rules and regulations and potential limits on foreign ownership in the sectors in which you operate. Include disclosure addressing the scenario where foreign investment in the petroleum and petrochemical sectors is prohibited or restricted and the consequences to the value of your ADSs.

The Company respectfully submits that it has, in its 2021 Form 20-F, revised the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above.

11. The revised disclosure provided in response to prior comment 3 states that your investors may be faced with risks associated with the enforcement of court judgements and shareholders rights. Further revise this disclosure to provide additional detail regarding the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws.

The Company respectfully submits that it has, in its 2021 Form 20-F, revised the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above.

12. We note the revised disclosure provided in response to prior comment 3 regarding liquidity risks that operating in China poses to investors. However, it appears that broader disclosure should be provided regarding liquidity risks. Revise to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

The Company respectfully advise the Staff that it understands the Staff has issued similar questions to certain China-based issuers, where the listing entities of such issuers are incorporated outside China and they control their business operations in China through PRC subsidiaries and/or variable interest entities (“VIEs”), to ensure that such issuers provide meaningful disclosures regarding the transfer of cash and other assets within their organizations, and in particular amongst the issuers as holding companies, their subsidiaries and the VIEs, and to allow the investors to make informed investment decisions. Unlike such issuers however, China Petroleum & Chemical Corporation, being the listing entity of its group companies, is a joint stock limited company incorporated in China, and operates its business in China in accordance with the scope of business as set forth in its articles of association. The Company directly and indirectly owns equity interests in its PRC subsidiaries, and there is no VIE within the group. All cash flows among the Company and its subsidiaries represent equity contributions, dividends and distributions, loans and other cash flow items underlying business activities made during the ordinary course of their business. The Company is not a holding entity established solely to hold equity interests in its operating subsidiaries but an operating company and independently generates revenue from its business operations. The Company is not solely relying on dividends and distributions declared and paid by its subsidiaries to satisfy its needs of funding. Having considered the status of its business operation and financial management, the Company has established a centralized treasury system within its multi-tiered corporate structure with the aim to effectively coordinate the fund and budget management at the group level based on a consolidated funding and budgeting regime, for the purpose of maintaining a sufficient cash reserve for the Company while optimizing funding management efficiency. As of December 31, 2021, the Company directly owns 60.8% of the total consolidated assets and 31.8% of the consolidated cash and cash equivalents of the group. For the year ended December 31, 2021, the Company directly generated 38.1% of the total consolidated revenue of the group (taking into account inter-segment elimination). Therefore, the Company owns, and can continue to generate, sufficient funding for its business operations. On the other hand, the day-to-day sales from the Company’s multiple-segmented business include substantive inter-segment sales in the ordinary course of business, which are eliminated during the preparation of its consolidated financial statements and therefore will not be reflected under the line items of its consolidated revenues. As a result, the Company believes the presentation of cash flow and transfer of assets between the Company and its subsidiaries is not meaningful to the investors, while the preparation of such information will be extremely and unduly burdensome for the Company.

To address the Staff’s question to the extent possible, the Company has, in its 2021 Form 20-F revised the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above, and revised disclosure with respect to dividend policies under “Item 8. Financial Information ― A. Consolidated Statements and Other Financial Information ― Dividend Distribution Policy” to read as follows:

Dividend Distribution Policy

In 2012, we amended our dividend distribution policy in our articles of association ~~based on its original framework~~. Our dividend distribution policy was amended. According to our amended articles of association:

Our board of directors will determine the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year shall be subject to shareholders’ approval. The board may declare interim and special dividends at any time under general authorization by a shareholders’ ordinary resolution. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may determine to be important.

For holders of our H shares, cash dividend payments, if any, shall be declared by our board of directors in Renminbi and paid in HK dollars. The depositary will convert the HK dollar dividend payments and distribute them to holders of ADSs in US dollars, less expenses of conversion.

The Company may distribute dividends in the following forms: cash, shares or other forms provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution. The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty percent of the net profit of the Company in the current year. Dividends in the form of shares will be distributed to the depositary and, except as otherwise described in the Deposit Agreement, will be distributed by the depositary in the form of additional ADSs, to holders of ADSs. The Company will be required to, pursuant to applicable PRC laws and regulations, withhold 10-20% dividend tax (based on the status of the shareholder) for dividends paid to holders of H shares (including ADSs representing such H shares), and make filing pursuant to applicable foreign exchange control procedures for the payment of such dividends. See “Item 10. Additional Information ― D. Exchange Controls” and “Item 10. Additional Information ― E. Taxation.” In addition, ADS holders will be required to pay applicable service fees in relation to the distribution of cash dividends pursuant to the Deposit Agreement for China Petroleum & Chemical Corporation’s American Depositary Shares. See “Item 12. Description of Securities other than Equity Securities ― D. American Depositary Shares.”

13. We note the revised disclosure provided in your letter dated January 21, 2022 appears to have removed a portion of the disclosure requested in comment 5 of our letter dated September 30, 2021. Please revise your disclosure to include a definitive statement that rules and regulations in China can change quickly with little advance notice. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, please expand your disclosure to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please ensure that your disclosure does not suggest there are mitigating factors regarding the nature of your relationship with the Chinese government, the manner in which you are regulated, or the degree to which your operations could be affected by economic, industrial, or other policies in China.

The Company respectfully submits that it has, in its 2021 Form 20-F, revised the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted ..., page 15

14. Your response to prior comment 5 includes a revision to state that your auditor is included in the list of accounting firms headquartered in mainland China that the PCAOB is unable to inspect completely. Please provide expanded disclosure explaining that being identified as a company whose audit report was issued by a public accounting firm that is unable to be inspected or investigated completely could have a negative effect on the value of your securities or cause investors to lose confidence in your financial statements and reporting. Also, clarify your proposed revision to explain that as a result of a delisting or trading prohibition investors could lose all of the value of their investment and your securities could become worthless.

The Company respectfully submits that it has, in its 2021 Form 20-F, revised the risk factor originally entitled “Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially affect the value of your investment” to read as follows (marked against the proposed language as set forth in the Company's response to comment No. 5 in the Second Response Letter):

The Public Company Accounting Oversight Board has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in China, including our auditor, because of a position taken by one or more authorities in China. As a result, our ADSs may be delisted or prohibited from trading in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act, the occurrence or threatened occurrence of which may materially affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The PCAOB issued a HFCA Act Determination Report to the SEC on December 16, 2021, notifying SEC of its determination that that it is unable to inspect or investigate completely registered public accounting firms headquartered in China because of a position taken by one or more authorities in China (the “PCAOB PRC Determination”). Our auditor is subject to the PCAOB PRC Determination.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. These rules apply to certain registrants, or the SEC-Identified Issuers, that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Identification of SEC-Identified Issuers will be made for fiscal years beginning after December 18, 2020. In other words, because our auditor is subject to the PCAOB PRC Determination, we may be classified as an SEC-Identified Issuer after we have filed our annual reports for fiscal year ended December 31, 2021. The final rules also provide an update to the interim final rules adopted on March 24, 2021 in terms of the submission and disclosure requirements of the HFCA Act which must be followed by an SEC-Identified Issuer in the annual report for each year in which it is so identified. The SEC will also delist or impose an initial trading prohibition on a registrant as soon as practicable after it is conclusively classified as a SEC-Identified Issuer for three consecutive years under the final rules.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. Furthermore, the SEC may propose additional rules or guidance that could impose more stringent disclosure requirements or more unfavorable delisting and/or trading prohibition timeline under the HFCA Act regime.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

If our auditor is subject to the PCAOB PRC Determination and as a result we are classified as a SEC-Identified Issuer, investors may lose confidence in our financial statements and reporting, the price of our securities may be adversely affected and our securities could~~, within a certain period of time after such determination and classification,~~ be delisted or prohibited from being traded over-the-counter under the HFCA Act. Further, uncertainties relating to potential legislative changes in this area could cause the market price of our ADSs to be materially affected and our securities to be delisted or prohibited from trading earlier than the timeframe that is currently provided under the HFCA Act. In the event of the delisting of our securities or the prohibition of our securities from trading, investors in our ADS will need to dispose of their ADSs or exchange their ADSs for our H shares on applicable terms and conditions and may suffer significant loss on their investment. If any investor fails to exchange any of our ADSs for our H Shares for any reason, such ADSs may become worthless due to their loss of liquidity on the NYSE.

Information on the Company

History and Development of the Company, page 17

15. Under this heading, please provide a diagram of the company’s corporate structure, including information depicting your principal subsidiaries and any entities in which your operations are conducted.

The Company respectfully submits that it has, in its 2021 Form 20-F, added a diagram of the Company’s corporate structure under the section “Item 4. Information on the Company — C. Organizational Structure,” to read as follows:

Like many large scale companies with businesses across industries, we conduct our business through a large number of Chinese and foreign operating entities. The chart below summarizes our business segments and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act. We combined our refining and chemicals segments in the chart below given that most of our significant subsidiaries conducting relevant businesses can be categorized under both segments. See Note 39 to our consolidated financial statements

Notes:

(1) Our significant subsidiary under Exploration and Production segment is Sinopec International Petroleum Exploration and Production Limited.

(2) Our significant subsidiaries under Refining and Chemicals segments are Sinopec Great Wall Energy & Chemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Yizheng Chemical Fibre Limited Liability Company, Sinopec Lubricant Company Limited, Sinopec Qingdao Petrochemical Company Limited, Sinopec Chemical Sales Company Limited, Sinopec Beihai Refining and Chemical Limited Liability Company, ZhongKe (Guangdong) Refinery & Petrochemical Company Limited, Sinopec Qingdao Refining and Chemical Company Limited, Sinopec Hainan Refining and Chemical Company Limited, Shanghai SECCO Petrochemical Company Limited, Sinopec-SK (Wuhan) Petrochemical Company Limited, Gaoqiao Petrochemical Company Limited, Sinopec Baling Petrochemical Co. Ltd, Sinopec Shanghai Petrochemical Company Limited, and Fujian Petrochemical Company Limited.

(3) Our significant subsidiary under Marketing and Distribution segment is Sinopec Marketing Company Limited.

(4) Our significant subsidiaries under Others segment are Sinopec Overseas Investment Holding Limited, China International United Petroleum and Chemical Company Limited, Sinopec Catalyst Company Limited, China Petrochemical International Company Limited, and Sinopec Kantons Holdings Limited.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)

Table IV: Reserve Quantities Information, page S-4

16. We have read your response to comment 7, and note the explanation of the changes in proved crude oil reserves includes an upward revision of 9.46 million barrels resulting from the conversion of probable reserves to proved reserves in some of your overseas reserves. We believe that changes associated with reclassifying reserves previously considered to be probable to proved should be categorized as extensions if they are related to additional drilling, rather than as revisions of previous estimates, based on the guidance in subparagraph (a) and (d) of FASB ASC 932-235-50-5. Under this guidance, extensions represent additions to proved reserves that result from an extension (or increase) of the proved acreage of previously discovered reservoirs through additional drilling.

We also note the explanation of the changes in proved crude oil and natural gas reserves related to improved recovery includes increases from infill wells combined with increases by application of gas and chemical displacement or other developing improved recovery technologies. We believe that changes associated with infill drilling should be categorized as revisions of previous estimates, rather than improved recovery, based on the guidance in subparagraphs (a) and (b) of FASB ASC 932-235-50-5. Under this guidance, improved recovery relates to the recovery of hydrocarbons, beyond primary recovery, obtained through secondary or tertiary recovery methods that generally supplement the natural reservoir recovery processes.

Please revise the classifications within your reserves reconciliations and the associated narratives accordingly and expand your explanation of increases due to improved recovery for natural gas to clearly describe the actual methods or physical processes that represent the “supercharged developing technology or high efficiency adjustment.”

The Company respectfully submits that the petroleum geological characteristics of most of its domestic oil and gas fields, such as structure and sedimentary features, are quite different from those of marine basins in other countries. The difference is manifested by strong reservoir heterogeneity. The Company applied integrated improve recovery techniques, which mainly includes infill drilling, gas displacement and chemical displacement for oil fields, and infill drilling, supercharged developing and high efficiency adjustment for gas fields. Among the integrated improve recovery techniques for gas field, adding compression for gas wells is usually referred to as supercharged developing, and re-fracturing is usually referred to as high efficiency adjustment. The application of the integrated improved recovery techniques have changed the reserve and recovery significantly. Therefore, the Company classified the increased reserves resulting from the adoption of these techniques as improved recovery according to FASB 932-235-50-5b. (Improved Recovery. Changes in reserve estimates resulting from application of improved recovery techniques shall be shown separately, if significant. If not significant, such changes shall be included in revisions of previous estimates.) Based on the directions of the SEC, the Company categorizes reserves increase resulting from infill drilling, adding compression for gas wells, and re-fracturing as revision of previous estimates; and for the upward revision of 9.46mmbbl in the overseas reserves, the Company categorizes it as extensions and discoveries. The above adjustment of categorization is made as the Company gains a deeper understanding of FASB 932-235-50-5 and does not affect the reliability of the Company’s reserves evaluation.

For the Staff’s references only, for the fiscal year ended December 31,2020, the relevant disclosures and footnotes would have been modified as follows:

During the year of 2020, our proved crude oil reserves and proved crude oil reserves of our equity method investees decreased by 198.35 million barrels, as a result of:

•	a downward revision of previous estimate by 149.36 million barrels, comprising a downward revision of 293.19 million barrels due to reduced crude oil price, partially offset by an upward revision of 62.54 million barrels due to cost control, an upward revision of 8.87 million barrels due to infill drilling, an upward revision of 66.08 million barrels due to improved production performance, and an upward revision of 6.35 million barrels due to the extension of oversea licenses; and

•	an increase of 100.33 million barrels resulting from the application of improved recovery techniques such as gas displacement and chemical displacement;

•	an increase of 130.90 million barrels due to the extensions and new discoveries in Tahe oil field, ShunBei oil and gas field, Chunfeng oil field etc; and

•	a decrease of 280.22 million barrels due to production activities;

During the year of 2020, our proved natural gas reserves and proved natural gas reserves of our equity method investees decreased by 965.58 billion cubic feet, as a result of:

•	an upward revision of previous estimate by 835.26 billion cubic feet, comprising an upward revision of 40.94 billion cubic due to cost control, an upward revision of 168.96 billion cubic feet due to improved production performance, an upward revision of 59.61 billion cubic feet due to the application of techniques such as adding compression for gas wells, an upward revision of 127.55 billion cubic feet due to the application of techniques such as re-fracturing, an upward revision of 474.23 billion cubic feet due to infill drilling, an upward revision of 1.73 billion cubic feet due to the extension of oversea licenses, and partially offset by a downward revision of 37.76 billion cubic feet due to decrease in oil and gas price;

•	an increase of 31.69 billion cubic feet resulting from the application of improved recovery techniques,

•	an increase of 1170.96 billion cubic feet due to the extension and new discoveries in Chuanxi gas field, Weirong gas field and others, and

•	a decrease of 1072.33 billion cubic feet due to production activities.

The Company has, in its 2021 Form 20-F, disclosed changes in proved crude oil and natural gas reserves following the above mentioned categorization method.

Table V: Standardized Measure of Discounted Future Net Cash Flows, page S-7

17. We have considered your response to comment 8. We believe the impact of the error related to your treatment of abandonment costs for purposes of calculating the standardized measure of discounted future net cash flows was quantitatively material to the net measure as of December 31, 2020 and to various individual line items as of December 31, 2018, 2019 and 2020. Further, we believe the qualitative factors you describe do not overcome the quantitative impact of the errors. Accordingly, we do not agree with your conclusion that the errors are immaterial. Please restate your presentation of the standardized measure for each period. Additionally, in light of the restatement, please reassess your conclusion that your disclosure controls and procedures were effective as of December 31, 2020.

The Company acknowledges the Staff’s comments on Tables V and VI of supplemental information and respectfully submits that it has, in its 2021 Form 20-F, restated the tables for 2020 and 2019.

The Company respectfully submits that it prepares standardized measure of discounted future net cash flows in accordance with the definition of future production and development costs in FASB ASC 932-235-50-31. The Company is aware of the requirement to include asset abandonment costs in the standardized measure of discounted future net cash flow. Management of the Company has assessed the impact of the non-inclusion on an annual basis from quantitative and qualitative aspects. Because this information is an industry supplementary disclosure information of non-financial statements, the Company will consider other qualitative factors to decide whether to include asset abandonment costs in the standardized measure of discounted future net cash flow when the deviation is significantly in excess of 5%.

In 2020, in performing the disclosure controls and procedures related to supplementary information on oil and gas production, the Company noted that the corresponding deviation percentage of future standardized cash flow without asset abandonment costs in 2020 has noticeably increased due to the lower discounted future net cash flow. In 2020, faced with the global COVID-19 pandemic and the downward pressure of the global economy, the international oil price fluctuated sharply and experienced an unprecedented decline. The spot price of Brent crude oil averaged US$41.67 per barrel in 2020, representing a year-on-year decrease of 35.2%. As a result, the average oil price used by the Company in calculating the future standardized cash flow in 2020 is at the lowest level in the past ten years, which also leads to a lower amount of future standardized cash flow in 2020. The Company believes that 2020 was an anomalous year.

When evaluating the impact of the deviation on individual line items of standardization quantity calculation, some of them have changed significantly in quantity. However, the Company believes that these separate line items will not have a significant impact on the disclosures overall. Due to the application of discount, a single line item in standardized measurement is not comparable with the discounted net cash flow amount (i.e., there is no linear relationship). Undiscounted cash flows will be disbursed or received over the next 17 years, however, these same cash flows have significantly different values when presented on a discounted basis. Therefore, without proper discount, some cash flows in specific line items may be over or under accounted for, depending on the time of these cash flows relative to other cash flows. At the same time, the Company believes that the amount of standardized cash flow after discounting has attracted more attention.

In addition, the standardized scale of discounted future net cash flow does not include asset abandonment costs, which will not affect the amount disclosed in the financial statements and the results of the Company's reserve evaluation, nor will it affect the Company's income or any key performance indicators, such as income, sales, profit, income per share, operating cash flow, etc.

The Company has designed and implemented disclosure control and procedures related to "supplementary information on oil and gas production", including but not limited to regularly organizing and preparing reserves report including oil price, estimated exploitable life, future cash flow and other information used in reserves evaluation in accordance with SEC guidance. The management reviews and approves the final reserve reserves report. Certain departments of the Company are responsible for the preparation of supplementary information disclosure on oil and gas producing activities in form 20-F, understand changes in the relevant disclosure requirements of the SEC and analyze any impact they have on the Company's relevant disclosure on an annual basis. The management of the Company reviews the relevant disclosure in form 20-F and the form 20-F is reviewed by the board of directors of the Company and receives the approval of the board before filing.

With respect to the requirement by SEC staff, the Company has reassessed the effectiveness of its disclosure controls and procedures as of December 31, 2020, especially the effectiveness of the disclosure controls and procedures relating to supplementary information from recording, processing, gathering to reporting. The deviation was proactively identified by the Company and the assessment of such deviations was also in comply with the Company’s disclosure controls and procedures. With reference to disclosure controls and procedures described in Item 15 of its 2021 Form 20-F, the management of the Company believes that its disclosure controls and procedures were appropriate and effective as of December 31, 2021. The Company believes this conclusion also supersedes its conclusion of with respect to its disclosure controls and procedures as of December 31, 2020.

*          *          *

Please contact Alpine Wu, at (832) 834-2431 or alpinewu@sinopec.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors

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